ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated November 3, 2010

UBS AG $• Callable Fixed-to-Floating Rate Notes due on or about November 24, 2025

Investment Description

Callable Fixed-to-Floating Rate Notes (the “Notes”) are senior unsecured obligations of UBS AG (“UBS”). UBS will pay interest quarterly on the Notes, which will accrue at a fixed rate for the first three years and at a floating rate for the remaining term of the Notes. The fixed rate will be set on the Trade Date at a level between 5.25% and 5.75% (the “Fixed Rate”). The floating rate will be equal to 3-Month USD LIBOR plus 1.00% per annum (the “Floating Rate”), up to a maximum of 7.50% per annum.

The Notes are callable by UBS in its sole discretion, in whole, but not in part, on any quarterly interest payment date commencing on November 24, 2013. If the Notes are called, UBS will pay 100% of the principal amount of the Notes plus any accrued but unpaid interest to, but excluding, the applicable early redemption date.

Any payment on the Notes, including interest and principal at maturity or upon a call, is subject to the creditworthiness of UBS.

Features

❑

Income: UBS will pay interest quarterly on the Notes. In the first 3 years, interest will accrue at a fixed rate between 5.25% and 5.75% (to be set on the Trade Date). For the remaining term of the Notes, interest will accrue at a floating rate equal to 3-Month USD LIBOR plus 1.00% per annum, subject to a maximum of 7.50% per annum.

❑

UBS Call Right: The Notes are callable by UBS in its sole discretion, in whole, but not in part, on any quarterly interest payment date commencing on November 24, 2013. If the Notes are called, UBS will pay 100% of the principal amount of the Notes plus the accrued but unpaid interest to but excluding the applicable early redemption date.

Key Dates1

Trade Date(1)	November 19, 2010

Settlement Date(1)	November 24, 2010

Interest Payment Dates	Quarterly, on the 24th day of each February, May, August and November commencing on February 24, 2011, during the term of the Notes (subject to adjustments, as described herein.)

Maturity Date	November 24, 2025

CUSIP:	90261JGC1

ISIN:	US90261JGC18

(1)

The Notes are expected to price on or about November 19, 2010 and to settle on or about November 24, 2010. In the event that we make any changes to the expected trade date and settlement date, the interest payment dates and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Note Offering

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this free writing prospectus. See “Risk Factors” beginning on page A-3 of this free writing prospectus for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	100%	2.00%	98.00%
Total
UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Callable Fixed-to-Floating Rate Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009. References to the “pricing supplement” mean the pricing supplement relating to your Notes prepared by UBS AG on the Trade Date.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with interest that changes from a fixed rate to a floating rate and understand that the Notes may be called away before they begin accruing interest at a floating rate.

♦	You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving little interest on your Notes during the time the Notes accrue interest at a floating rate.

♦	During the time the Notes accrue interest at a floating rate, you are willing to accept that the maximum interest rate will be equal to 7.50%.

♦	You are willing and able to hold the Notes to maturity, a term of 15 years, and are aware that there may be little or no secondary market for the Notes.

♦	You are comfortable holding Notes that are callable by the Issuer.

♦	You are comfortable with the creditworthiness of UBS, as issuer of the Notes.

The Notes may not be suitable for you if:

♦	You do not seek an investment that may pay a floating rate of interest.

♦	You are not willing to accept a maximum interest rate equal to 7.50% during the time the Notes accrue interest at a floating rate.

♦	You are unable or unwilling to hold the Notes to maturity, a term of 15 years.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not comfortable holding Notes that are callable by the Issuer.

♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Risk Factors” beginning on page A-3 of this free writing prospectus for risks related to an investment in the Notes.

What are the tax consequences of the Notes?

In the opinion of Sullivan & Cromwell LLP, and as described below under “Certain United States Federal Income Tax Consequences,” your Notes should be treated as a variable rate debt instrument subject to the original issue discount rules for United States federal income tax purposes. The effect of the application of the variable rate debt instrument rules to your Notes is that you will be required to accrue an amount of interest in the first three years of your Note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your Note in such period. Conversely, you will be required to accrue an amount of interest in the final twelve years of your Note that will generally exceed the stated interest on your Note in such period.

Generally, amounts paid to a Non-United States Holder will not be subject to withholding, provided certain certification requirements are satisfied.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Certain United States Federal Income Tax Consequences” and consult your tax advisor.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

2

Indicative Terms

Issuer	UBS AG, Jersey Branch

Calculation Agent	UBS AG, London Branch

Aggregate Principal Amount	$•

Denomination	$1,000 principal amount per Note

Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.

Issue Price	100% of the principal amount

Expected Settlement Date	November 24, 2010

Maturity Date	November 24, 2025 (subject to the Issuer Call Right)

Payment at Maturity or upon an Exercise of the Issuer Call Right

The total amount due and payable on the Notes on the Maturity Date or the Early Redemption Date, as applicable, will equal:

•    the principal amount; plus

•    unpaid interest accrued for the Interest Period ending on the Maturity Date.

Any payment on the Notes, including interest and principal(1) at maturity or upon a call, is subject to the creditworthiness of UBS.

Issuer Call Right	The Notes are callable by UBS in its sole discretion, in whole, but not in part, on any Interest Payment Date commencing on November 24, 2013, by giving at least 5 Business Days’ prior written notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the accompanying prospectus.

Interest Payment Amount	The amount of interest to be paid on the Notes for an Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) a fraction, the numerator of which is the number of days in the Interest Period (calculated on the basis of a 360-day year of twelve 30-day months) and the denominator of which is 360.

Applicable Interest Rate

For each Interest Period occurring during the Fixed Interest Rate Period, the Applicable Interest Rate will be a fixed rate per annum that will be set on the Trade Date at a level between 5.25% and 5.75% (the “Fixed Rate”)

For each Interest Period occurring thereafter, the Applicable Interest Rate will be a floating rate equal to 3-Month LIBOR plus 1.00% per annum (the “Floating Rate”), up to a maximum of 7.50% per annum (the “Interest Rate Cap”)

3-Month LIBOR

“3-Month LIBOR” means, with respect to any Interest Period occurring after the Fixed Interest Rate Period, the offered rate (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on the first day of such Interest Period, which appears on Reuters Screen LIBOR01 Page (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on the second London Banking Day preceding the first day of such Interest Period (a “LIBOR Determination Date”). If 3-Month LIBOR cannot be determined on a LIBOR Determination Date as described above, then 3-Month LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Determination Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent, beginning on the first day of such Interest Period, and in a representative amount. The Calculation Agent will request the principal London office of each of these four banks to provide a quotation of its rate. If at least two quotations are provided, 3-Month LIBOR for that LIBOR Determination Date and such Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, 3-Month LIBOR for that LIBOR Determination Date will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., in New York, New York, on that LIBOR Determination Date, by three major banks selected by the Calculation Agent, beginning on the first day of such Interest Period and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, 3-Month LIBOR for the relevant LIBOR Determination Date and such Interest Period will be determined by the Calculation Agent, in a commercially reasonable manner and in its sole and absolute discretion.

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London and on which dealings in U.S. dollars are transacted in the London interbank market.

(1)	Principal protection is provided by UBS, as issuer, and, therefore, is dependent on the ability of UBS to satisfy its obligations as they come due.

3

Interest Periods	Quarterly from (and including) an Interest Period End Date (or the Settlement Date, in the case of the first Interest Period) to (but excluding) the next succeeding Interest Period End Date (or the Maturity Date or any earlier redemption date (without adjustment for Business Days) in the case of the final Interest Period).

Interest Period End Dates	The 24th day of each February, May, August and November, commencing on February 24, 2011 and ending on the Maturity Date.

Interest Payment Dates	The 24th day of each February, May, August and November, commencing on February 24, 2011 and ending on the Maturity Date; provided that if such day is not a Business Day, the interest payment shall be paid on the next succeeding Business Day, with no additional interest being paid on account of the delay.

Fixed Interest Rate Period	The first 12 Interest Periods, commencing on the Trade Date and ending on November 24, 2013.

LIBOR Determination Date	The rate for 3-Month LIBOR will be reset by the Calculation Agent two London Banking Days prior to the first day of each Interest Period beginning at or after the end of the Fixed Rate Period. The initial LIBOR Determination Date will be two London Banking Days prior to the November 24, 2013 Interest Period End Date.

Daycount Basis	30/360

Business Day Convention	Following Unadjusted

Business Day	Any Monday, Tuesday Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City and London generally are authorized or obligated by law, regulation or executive order to close

CUSIP	90261JGC1

ISIN	US90261JGC18

Listing	None

For additional terms related to this offering, please see “General Terms of the Notes” beginning on page A-5.

4

Summary

This free writing prospectus describes terms that will apply generally to the Notes. On the trade date, UBS AG will prepare a pricing supplement that will also include the specific pricing terms for this issuance. This free writing prospectus and the pricing supplement prepared on the Trade Date should be read in connection with the accompanying prospectus.

Callable Fixed-to-Floating Rate Notes

The Callable Fixed-to-Floating Rate Notes (the “Notes”) are medium-term notes issued by UBS AG that pay interest quarterly in arrears at a fixed rate per annum that will be set on the Trade Date at a level between 5.25% and 5.75% (the “Fixed Rate”) for the first 12 Interest Periods, or three years (such period ending on November 24, 2013, the “Fixed Interest Rate Period”), and thereafter for each subsequent Interest Period at a floating rate equal to 3-Month LIBOR plus 1.00% per annum (the “Floating Rate”), up to a maximum of 7.50% per annum (the “Interest Rate Cap”; the Fixed Rate and (subject to the Interest Rate Cap) the Floating Rate are referred to herein as the “Applicable Interest Rate”).

The Notes are senior unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

Interest on the Notes will be based on the Applicable Interest Rate, payable quarterly in arrears on the 24th day of each February, May, August and November, commencing on February 24, 2011 (each such date, an “Interest Payment Date”); provided that if such day is not a business day, interest will be paid on the immediately succeeding business day and no additional interest will accrue in respect of the delay. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

As used herein, “Interest Period End Dates” mean the 24th day of each February, May, August and November, commencing on February 24, 2011 and ending on the Maturity Date. The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, the February 24, 2011 Interest Period End Date. Each subsequent Interest Period will begin on, and include, the Interest Period End Date that ends the preceding Interest Period and end on, but exclude, the immediately succeeding Interest Period End Date. The final Interest Period will end on, but exclude, the Maturity Date or any earlier redemption date.

The amount of interest to be paid on the Notes for any Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) a fraction, the numerator of which is the number of days in the Interest Period (calculated on the basis of a 360-day year of twelve 30-day months) and the denominator of which is 360.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request. However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would repurchase your Notes prior to maturity may be significantly less than the principal amount of the Notes. You should therefore be prepared to hold the Notes to maturity.

The Notes are part of a series.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This free writing prospectus summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium-Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this free writing prospectus) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Hypothetical examples of how the Applicable Interest Rate is calculated for Interest Periods occurring after the Fixed Interest Rate Period

The Applicable Interest Rate for each Interest Period occurring during the Fixed Interest Rate Period that will be set on the Trade Date at a level between 5.25% and 5.75% per annum (the “Fixed Interest Rate”).

For any Interest Period occurring after the Fixed Interest Rate Period, the Applicable Interest Rate will be equal to 3-Month LIBOR plus 1.00% per annum (the “Floating Rate”, subject to a maximum of 7.50% per annum (the “Interest Rate Cap”).

The examples below are based on hypothetical Rates of 3-Month LIBOR and the Interest Rate Cap of 7.50% per annum and are provided for purposes of illustration only. The actual Applicable Interest Rate for any Interest Period occurring after the Fixed Interest Rate Period will depend on the actual rate for 3-Month LIBOR, which will be determined on the LIBOR Determination Date corresponding to such Interest Period.

The results in the table below are based solely on the hypothetical examples cited, and illustrate how changes in 3-Month LIBOR affect the interest amount payable on the Notes after the Fixed Interest Rate Period. In particular, the example illustrates that, where the Floating Rate exceeds the Interest Rate Cap, interest on the Notes accrues for the applicable Interest Period at the Interest Rate Cap, which would be less than the interest you would earn on a note that pays interest at a rate equal to 3-Month LIBOR under that scenario.

3-Month LIBOR	Applicable Interest Rate	Interest amount payable on an Interest Payment Date*
7%	7.50%*	$18.75
6%	7.00%	$17.50
4%	5.00%	$12.50
1%	2.00%	$ 5.00

*	The Applicable Interest Rate is capped at the Interest Rate Cap of 7.50% per annum

**	The interest amount payable on an Interest Payment Date per $1,000 Note is equal to: $1,000 x Applicable Interest Rate, converted to a decimal equivalent, x (number of days in the Interest Period/360)

Fluctuations in 3-Month LIBOR make the Applicable Interest Rate on the Notes for any Interest Period occurring after the Fixed Interest Rate Period difficult to predict and, as a result, your effective return on the Notes may be lower than anticipated for one or more of those Interest Periods.

Historical Levels of 3-Month LIBOR

We have included the following graph of the historical behavior of 3-Month LIBOR for the period November 1, 2000 to November 2, 2010, for your reference. Past movements of 3-Month LIBOR are not indicative of future levels or the future behavior of 3-Month

LIBOR.

*	Source: Bloomberg Financial Systems

Risk Factors

Your investment in the Notes will involve risks. The Notes are not secured debt. This section describes some of the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this free writing prospectus and the accompanying prospectus, before investing in the Notes.

The Notes are intended to be held to maturity. Changes in prevailing interest rates could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity. You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity or if they are redeemed prior to maturity by the issuer.

If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of prevailing interest rates, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the Applicable Interest Rates would result in an effective rate lower than that of a comparable instrument, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the date when the Calculation Agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the shape of the 3-month LIBOR forward rate curve on any day will affect the market value of the Notes more than any single factor.

Other factors that may influence the market value of the Notes include, but are not limited to:

♦	Interest rates and/or stock prices in the market generally;

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	the time remaining to maturity;

♦	our right to redeem the Notes; and

♦	the creditworthiness, credit rating and funding levels of UBS

Interest rates have experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in interest rates that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, the amount of interest payable on the Notes for any Interest Period following the Fixed Interest Rate Period will change as the Applicable Interest Rate changes.

Historical performance of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes

It is impossible to predict whether 3-Month LIBOR will rise or fall. 3-Month LIBOR will be influenced by complex and interrelated political, economic, financial and other factors, therefore historical performance of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes.

Factors that may influence 3-Month LIBOR include:

♦	supply and demand among banks in London for U.S. dollar denominated deposits with approximately a three month term;

♦	general economic, financial, political or regulatory conditions;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	changes in interest rates generally;

♦	monetary policies of the Federal Reserve Bank; and

♦	inflation and expectations concerning inflation

We may redeem the Notes prior to maturity.

We have the right to redeem the Notes, in whole but not in part, on the 24th day of any February, May, August or November, commencing on November 24, 2013, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. If we redeem the Notes prior to maturity, you will receive no further interest payments and may not be able to re-invest the proceeds at a favorable rate comparable to that of the Notes.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC, UBS Financial Services Inc. and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, UBS Financial Services Inc., any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the initial price to public of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC, UBS Financial Services Inc. or their affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial price to public, since the initial price to public is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

Our business activities may create conflicts of interest.

Trading activities related to short-term and long-term interest rate swaps and other instruments that may affect interest rates may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to interest rate movements that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Applicable Interest Rate throughout the term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” on page A-6. The Calculation Agent will exercise its judgment when performing its functions.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to movements in interest rates generally and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes.

Credit of UBS

The Notes are senior unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including interest and any principal protection provided at maturity, depends on the ability of

UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean you, as owner of the Notes registered in your name, on the books that we or the trustee maintain for this purpose, and not those holders who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. As an owner of beneficial interests in the Notes, you should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus. In addition to the terms described elsewhere in this free writing prospectus, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes is expected to be November 24, 2025, unless that day is not a business day, in which case the Maturity Date will be the immediately succeeding business day without any interest due to the delay.

Interest Payment Dates

Interest Payment Dates shall be the 24th day of each February, May, August and November, commencing on February 24, 2011, and ending with the Maturity Date, or if any such day is not a business day, on the immediately succeeding business day without any interest due to the delay.

Regular Record Dates for Interest Payments

The regular record date relating to an interest payment on the Notes shall be the business day prior to the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Interest Period End Dates

Interest Period End Dates shall be the 24th day of each February, May, August and November, commencing on February 24, 2011, and ending with the Maturity Date.

Coupon

Interest on the Notes will be based on the Applicable Interest Rate, as determined by the Calculation Agent, payable quarterly in arrears on the Interest Payment Date for the applicable Interest Period. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, the February 24, 2011 Interest Period End Date. Each subsequent Interest Period will begin on, and include, the Interest Period End Date ending the preceding Interest Period and end on, but exclude, the immediately succeeding Interest Period End Date. The final Interest Period will end on, but exclude, the Maturity Date or any earlier redemption date.

The Applicable Interest Rate for the first twelve Interest Periods, or three years (such period ending on November 24, 2013, the “Fixed Interest Rate Period”), is a fixed rate per annum that will be determined on the Trade Date at a level between 5.25% and 5.75 % per annum (the “Fixed Interest Rate”).

Following the Fixed Interest Rate Period, the Applicable Interest Rate will be a floating rate equal to 3-Month LIBOR plus 1.00% per annum (the “Floating Rate”), up to a maximum of 7.50% per annum (the “Interest Rate Cap”). “3-Month LIBOR” means, with respect to any Interest Period occurring after the Fixed Interest Rate Period, the offered rate (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on the first day of such Interest Period, which appears on Reuters Screen LIBOR01 Page (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on the second London Banking Day preceding the first day of such Interest Period (a “LIBOR Determination Date”). If 3-Month LIBOR cannot be determined on a LIBOR Determination Date as described above, then 3-Month LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Determination Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent, beginning on the first day of such Interest Period, and in a representative amount. The Calculation Agent will request the principal London office of each of these four banks to provide a quotation of its rate. If at least two quotations are provided, 3-Month LIBOR for that LIBOR Determination Date and such Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, 3-Month LIBOR for that LIBOR Determination Date will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., in New York, New York, on that LIBOR Determination Date, by three major banks selected by the Calculation Agent, beginning on the first day of such Interest Period and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, 3-Month LIBOR for the relevant LIBOR Determination Date and such Interest Period will be determined by the Calculation Agent, in a commercially reasonable manner and in its sole and absolute discretion.

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London and on which dealings in U.S. dollars are transacted in the London interbank market.

Redemption Price Upon Optional Redemption on an Interest Payment Date

We may, at our election, redeem the Notes in whole, but not in part, on the 24th day of any February, May, August or November, commencing on November 24, 2013 by giving at least 5 Business Days’ prior written notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the accompanying prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date for the Notes.

If we elect to redeem your Notes as described above, we will pay you an amount equal to 100% of the principal amount of your Notes plus accrued and unpaid interest to but excluding the redemption date (the “redemption price”) on such redemption date to the holder of record of the Notes as of the close of business on the immediately preceding Business Day. See “Description of Debt Securities We May Offer — Redemption and Repayment” in the accompanying prospectus. If any redemption date is not a Business Day, we will pay the redemption price on the next Business Day without any interest or other payment due to the delay.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances and at the price described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus.

Manner of Payment and Delivery

Any payment on or delivery of the Notes upon redemption or at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Notes, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus.

Following Unadjusted Business Day Convention

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus, any payment on the Notes that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the Settlement Date without notice. The Calculation Agent will make all determinations regarding the amount of any interest payment to which you may be entitled, payments on the Notes due at maturity or any earlier redemption date, business days, the Applicable Interest Rate and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch, as Issuer.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or Short-term interest rate swap, futures and option transactions or purchases and sales of securities before and after the Settlement Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities. The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page A-3 for a discussion of these adverse effects.

Certain United States Federal Income Tax Consequences

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this free writing prospectus and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus. This discussion assumes that the description of the Notes in this free writing prospectus is materially correct. This discussion applies to you only if you hold your Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,

♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

♦	a bank,

♦	a life insurance company,

♦	a tax-exempt organization,

♦	a person that owns Notes as part of a straddle or a hedging or conversion transaction for tax purposes, or

♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

In the opinion of Sullivan & Cromwell LLP, your Notes should be treated as a variable rate debt instrument subject to the original issue discount rules for United States federal income tax purposes, and the discussion below assumes that the Notes are so treated. The effect of the application of the variable rate debt instrument rules to your Notes is that you will be required to accrue an amount of interest in the first three years of your Note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your Note in such period. Conversely, you will be required to accrue an amount of interest in the final twelve years of your Note that will generally exceed the stated interest on your Note in such period.

As discussed in the accompanying prospectus under “U.S. Tax Considerations — Taxation of Debt Securities — Original Issue Discount,” (i) you must include original issue discount, or OID, (if any) in your gross income for federal income tax purposes as it accrues (regardless of your method of accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest on your Notes in order to determine the amount of OID in respect of a Note. As discussed in the following paragraph and discussed in further detail under “U.S. Tax Considerations — Taxation of Debt Securities — Original Issue Discount — Variable Rate Debt Securities,” in order to determine the amount of the qualified stated interest and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the Notes. The amount of OID and qualified stated interest, or QSI, on the Notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the Notes, and (ii) second, each floating rate (including the floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date).

If the amount you receive in a calendar year is greater than the assumed payment, the excess over the assumed amount is treated as additional QSI and will be taxable to you as ordinary income. If the amount you receive in a calendar year is less than the assumed payment, the difference will reduce the amount of QSI you are treated as receiving and will reduce the amount of ordinary income you are required to take into income. The amount of OID accruals are not subject to adjustment on account of the actual payments made in respect of a Note differing from the assumed payments. Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for U.S. federal income tax purposes as a return of principal.

In general, each year, your taxable income should include the amount of QSI paid or accrued (subject to the adjustments discussed above) and the annual OID accrual with respect to your Notes but should not include payments made in respect of your Notes that are in excess of QSI (as adjusted).

You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your Notes. See discussion under “U.S. Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities” for more information.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (which includes the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, redemption or maturity of the Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. Please see the discussion under “U.S. Tax Considerations” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes. In addition, pursuant to recently enacted legislation, payments on the Notes made to corporate U.S. holders after December 31, 2011 may be subject to information reporting and backup withholding.

Supplemental Plan of Distribution

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of the pricing supplement related to the Notes. UBS Financial Services Inc., in turn, will agree to purchase from UBS Securities LLC, and UBS Securities LLC will agree to sell to UBS Financial Services Inc., all or a portion of such aggregate principal amount of the Notes. UBS Securities LLC and UBS Financial Services Inc. may resell Notes to other securities dealers at discounts from the original issue price at varying levels up to the underwriting discount set forth on the front cover of this free writing prospectus. In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions. As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes. UBS Securities LLC and/or its affiliate may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS may use this free writing prospectus and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this free writing prospectus and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, UBS Financial Services Inc., any other affiliate of UBS or any other securities dealers may distribute this free writing prospectus and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this free writing prospectus and the accompanying prospectus are being used in a market-making transaction.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus is accurate as of any date other than the date on the front of the document.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of NASD Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.